Exhibit 99.6

James Hardie Industries plc
Consolidated Financial Statements
as of and for the Year Ended 31 March 2022

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended 31 March 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Asbestos Liability Valuation
Description of the Matter
At 31 March 2022, the aggregate asbestos liability was US$1,143.7 million. As disclosed in Note 12 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
Auditing management’s estimate of the asbestos liability is challenging because the estimation process is based on actuarial estimates of projected future cash flows which are inherently uncertain. The projected cash flows are complex and use subjective assumptions including the projected number of claims, estimated cost of settlement per claim, inflation rates, legal costs, and timing of receipt of claims and settlements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the identification of claims, review of calculations performed by the Company’s third-party actuary and management’s review of the use of historical claim data and actuarial assumptions mentioned above to project the future liability.
To evaluate the estimate of the asbestos liability, our audit procedures included, among others, testing the underlying claims data used in the calculation to internal and external data on a sample basis. We involved our actuarial specialists to assist in evaluating the methodologies and key assumptions mentioned above to independently develop a range for the asbestos liability and compared that range to management’s recorded liability. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
17 May 2022

James Hardie Industries plc
Consolidated Balance Sheets

(Millions of US dollars)	31 March 2022	31 March 2021
Assets
Current assets:
Cash and cash equivalents	$125.0	$208.5
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	141.9	104.9
Restricted short-term investments - Asbestos	119.7	26.6
Accounts and other receivables, net	398.4	333.2
Inventories	279.7	218.3
Prepaid expenses and other current assets	43.2	38.9
Insurance receivable - Asbestos	7.9	6.6
Workers’ compensation - Asbestos	3.2	1.6
Total current assets	1,124.0	943.6
Property, plant and equipment, net	1,457.0	1,372.3
Operating lease right-of-use-assets	57.8	46.4
Finance lease right-of-use-assets	2.3	2.7
Goodwill	199.5	209.3
Intangible assets, net	162.8	173.9
Insurance receivable - Asbestos	37.8	42.9
Workers’ compensation - Asbestos	18.6	20.3
Deferred income taxes	819.2	906.8
Deferred income taxes - Asbestos	360.1	367.4
Other assets	4.1	3.4
Total assets	$4,243.2	$4,089.0
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$458.0	$307.0
Accrued payroll and employee benefits	116.6	112.5
Operating lease liabilities	12.5	7.8
Finance lease liabilities	1.1	1.0
Accrued product warranties	6.7	6.0
Income taxes payable	9.5	6.6
Asbestos liability	132.9	122.2
Workers’ compensation - Asbestos	3.2	1.6
Dividends payable	—	303.7
Other liabilities	29.4	32.7
Total current liabilities	769.9	901.1
Long-term debt	877.3	858.6
Deferred income taxes	86.9	86.3
Operating lease liabilities	63.1	53.3
Finance lease liabilities	1.5	1.9
Accrued product warranties	31.0	33.6
Income taxes payable	2.3	4.7
Asbestos liability	1,010.8	1,013.6
Workers’ compensation - Asbestos	18.6	20.3
Other liabilities	48.9	54.8
Total liabilities	2,910.3	3,028.2
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,348,933 shares issued and outstanding at 31 March 2022 and 444,288,874 shares issued and outstanding at 31 March 2021	232.1	231.4
Additional paid-in capital	230.4	224.6
Retained earnings	892.4	611.4
Accumulated other comprehensive loss	(22.0)	(6.6)
Total shareholders’ equity	1,332.9	1,060.8
Total liabilities and shareholders’ equity	$4,243.2	$4,089.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2022	2021	2020
Net sales	$3,614.7	$2,908.7	$2,606.8
Cost of goods sold	2,301.2	1,857.0	1,673.1
Gross profit	1,313.5	1,051.7	933.7
Selling, general and administrative expenses	461.2	389.6	415.8
Research and development expenses	38.0	34.3	32.8
Restructuring expenses	—	11.1	84.4
Asbestos adjustments loss	131.7	143.9	58.2
Operating income	682.6	472.8	342.5
Interest, net	39.3	47.8	54.4
Loss on early debt extinguishment	—	13.1	—
Other expense (income)	0.2	(0.1)	0.1
Income before income taxes	643.1	412.0	288.0
Income tax expense	184.0	149.2	46.5
Net income	$459.1	$262.8	$241.5
Income per share:
Basic	$1.03	$0.59	$0.55
Diluted	$1.03	$0.59	$0.54
Weighted average common shares outstanding (Millions):
Basic	444.9	443.7	442.6
Diluted	445.9	445.4	444.1
Comprehensive income, net of tax:
Net income	$459.1	$262.8	$241.5
Pension adjustments	(0.7)	(0.4)	0.8
Currency translation adjustments	(14.7)	55.9	(32.6)
Comprehensive income	$443.7	$318.3	$209.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Cash Flows From Operating Activities
Net income	$459.1	$262.8	$241.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161.8	135.0	131.5
Lease expense	23.2	17.0	18.1
Deferred income taxes	49.8	85.8	64.0
Stock-based compensation	9.0	18.0	10.3
Asbestos adjustments loss	131.7	143.9	58.2
Excess tax benefits from share-based awards	(2.4)	(3.5)	(0.4)
Restructuring expenses	—	—	77.4
Loss on early debt extinguishment	—	13.1	—
Other, net	17.7	20.3	17.2
Changes in operating assets and liabilities:
Accounts and other receivables	(70.9)	46.4	(118.6)
Inventories	(64.3)	98.7	3.2
Lease assets and liabilities, net	(19.2)	(19.1)	(15.6)
Prepaid expenses and other assets	(5.7)	(14.2)	(2.6)
Insurance receivable - Asbestos	8.3	5.8	7.6
Accounts payable and accrued liabilities	136.7	25.0	45.1
Claims and handling costs paid - Asbestos	(118.8)	(106.4)	(105.6)
Income taxes payable	0.2	(14.7)	(11.0)
Other accrued liabilities	41.0	73.0	30.9
Net cash provided by operating activities	$757.2	$786.9	$451.2
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(257.8)	$(110.7)	$(193.8)
Proceeds from sale of property, plant and equipment	—	1.6	8.0
Capitalized interest	(1.9)	(9.5)	(9.5)
Purchase of restricted short-term investments - Asbestos	(114.6)	(25.0)	(75.5)
Proceeds from restricted short-term investments - Asbestos	26.1	23.2	67.0
Net cash used in investing activities	$(348.2)	$(120.4)	$(203.8)
Cash Flows From Financing Activities
Proceeds from credit facilities	$390.0	$—	$330.0
Repayments of credit facilities	(350.0)	(130.0)	(350.0)
Repayment of senior unsecured notes	—	(400.0)	—
Call redemption premium paid to note holders	—	(9.5)	—
Debt issuance costs	(2.1)	—	—
Proceeds from issuance of shares	0.3	0.1	—
Repayment of finance lease obligations and borrowings	(1.0)	(0.8)	(0.4)
Dividends paid	(484.0)	—	(158.6)
Taxes paid related to net share settlement of equity awards	(2.8)	—	—
Net cash used in financing activities	$(449.6)	$(540.2)	$(179.0)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(5.9)	$6.3	$(6.2)
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(46.5)	132.6	62.2
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	318.4	185.8	123.6
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$271.9	$318.4	$185.8
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$32.3	$18.0	$8.3
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$37.0	$56.4	$61.5
Cash payment (refund) during the year for income taxes, net	$92.7	$(3.7)	$52.5
Cash paid to AICF	$248.5	$153.3	$108.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Changes in Shareholders' Equity

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Total
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	241.5	—	241.5
Other comprehensive loss	—	—	—	(31.8)	(31.8)
Stock-based compensation	0.6	9.7	—	—	10.3
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(159.3)	—	(159.3)
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3
Net income	—	—	262.8	—	262.8
Other comprehensive gain	—	—	—	55.5	55.5
Stock-based compensation	0.8	17.2	—	—	18.0
Issuance of ordinary shares	—	0.1	—	—	0.1
Dividends declared	—	—	(310.9)	—	(310.9)
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$(6.6)	$1,060.8
Net income	—	—	459.1	—	459.1
Other comprehensive loss	—	—	—	(15.4)	(15.4)
Stock-based compensation	0.7	5.5	—	—	6.2
Issuance of ordinary shares	—	0.3	—	—	0.3
Dividends declared	—	—	(178.1)	—	(178.1)
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$(22.0)	$1,332.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All intercompany balances and transactions have been eliminated in consolidation.
Summary of Significant Accounting Policies
Variable Interest Entities
A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on: (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance; and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.
In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.
Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF, which is a VIE as defined under US GAAP, due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.
For the fiscal years ended 31 March 2022, 2021 and 2020, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation/Remeasurement
All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognized in income.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (AICF entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents, other than those amounts directly related to the AICF, generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Accounts Receivable
The Company evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in the Company's customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has had in the past.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	10 to 50
Buildings Improvements	1 to 40
Leasehold Improvements	1 to 40
Machinery and Equipment	1 to 30
Leases
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use ("ROU") asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company separates non-lease components such as common area maintenance or other miscellaneous expenses that are updated based on landlord estimates for real estate leases. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
Depreciation and Amortization
The Company records depreciation and amortization under both Cost of goods sold and Selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in Cost of goods sold.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows.
The Company performs an impairment test of goodwill and intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. During the third quarter of fiscal year 2022, the Company performed its annual test noting no impairment.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provision is adjusted as necessary.
Debt
The Company’s debt consists of senior unsecured notes and an unsecured revolving credit facility. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP. See Fair Value Measurements below and Note 13 for the Company’s fair value considerations.
In addition, the Company consolidates AICF which has a loan facility, which is included in Asbestos-related Accounting Policies below.
Revenue Recognition
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
A portion of the Company’s revenue is made through distributors under vendor managed inventory agreements whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
Advertising Costs
Advertising costs are expensed as incurred and were US$53.7 million, US$27.2 million and US$44.6 million for the fiscal years ended 31 March 2022, 2021 and 2020, respectively.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of the US deferred tax assets is affected primarily by the continued profitability of the US business. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Asbestos adjustments loss, Other expense, net and Selling, general and administrative expenses at each measurement date. The Company does not use derivatives for trading purposes.

Fair Value Measurements
Assets and liabilities of the Company that are carried or disclosed at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The carrying amounts of Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and the revolving credit facility approximates their respective fair values due to the short-term nature of these instruments.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Forfeitures of stock-based awards are accounted for as they occur. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards outstanding generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSUs”) has been satisfied.
For RSUs subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.
For RSUs subject to a performance vesting condition, the vesting of these units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.
For RSUs subject to a market vesting condition, the vesting of these units is based on James Hardie’s performance against its Peer Group for the 20 trading days preceding the test date. The fair value of each of these units is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method).
For cash settled units ("CSUs"), compensation expense is recognized based upon an estimate of the number of awards that are expected to vest and the fair market value of JHI plc’s common stock on the date of the grant. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
Loss Contingencies
The Company recognizes a liability for asserted and unasserted claims in the period in which a loss becomes probable and estimable. The amount of a reasonably probable loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), and the availability of claimant compensation under a government compensation scheme.
To the extent that it is probable and estimable, the estimated loss for these matters, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from historical claims experience, the Company's assessment of probable and estimable liability with respect to current asserted claims changes and/or actual liability is different to the estimates, then the actual amount of loss may be materially higher or lower than estimated losses accrued.
Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2073.
The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the Asbestos liability balances.
Insurance Receivable
The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.
Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components - amounts that will be met by a workers’ compensation scheme or policy and amounts that will be met by the Former James Hardie Companies.
The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.
Restricted Short-Term Investments

Restricted short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions and are classified as available for sale. These restricted short-term investments are recorded in the financial statements at fair value based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on these investments are recognized in Asbestos adjustments loss on the consolidated statements of operations and comprehensive income.
Short-Term Debt
AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).
Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.
Deferred Income Taxes
The Performing Subsidiary can claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos Adjustments loss
The Asbestos adjustments loss reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments loss in the consolidated statements of operations and comprehensive income. Further, changes in the fair value of forward exchange contracts entered into to reduce exposure to the change in foreign currency exchange rates associated with AICF payments are recorded in Asbestos adjustments loss.

Accounting Pronouncements

Adopted in Fiscal Year 2022

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, Income taxes (Topic 740). The amendments in the standard were issued to simplify the accounting for income taxes and were effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company adopted ASU No. 2019-12 starting with the fiscal year beginning 1 April 2021 and the adoption of this standard did not have a material impact on the Company's condensed consolidated financial statements.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2022	2021	2020
Basic common shares outstanding	444.9	443.7	442.6
Dilutive effect of stock awards	1.0	1.7	1.5
Diluted common shares outstanding	445.9	445.4	444.1
There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2022, 2021 and 2020.
Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 0.7 million, 0.9 million and 1.5 million for the fiscal years ended 31 March 2022, 2021 and 2020, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
2. Revenues
The following represents the Company's disaggregated revenues:

	Year Ended 31 March 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,551.3	$574.9	$76.3	$3,202.5
Fiber gypsum revenues	—	—	412.2	412.2
Total revenues	$2,551.3	$574.9	$488.5	$3,614.7

	Year Ended 31 March 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,040.2	$458.2	$55.3	$2,553.7
Fiber gypsum revenues	—	—	355.0	355.0
Total revenues	$2,040.2	$458.2	$410.3	$2,908.7

	Year Ended 31 March 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,816.4	$418.4	$48.0	$—	$2,282.8
Fiber gypsum revenues	—	—	323.4	—	323.4
Other revenues	—	—	—	0.6	0.6
Total revenues	$1,816.4	$418.4	$371.4	$0.6	$2,606.8
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of sales, in accordance with the practical expedient provided by Accounting Standards Codification ("ASC") 606.
Certain of the Company's customers receive discounts and rebates as sales incentives, amounts which are recorded as a reduction to revenue at the time the revenue is recognized. These amounts are an estimate recorded by the Company based on historical experience and contractual obligations, the underlying assumptions of which are periodically reviewed and adjusted by the Company, as necessary.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The Company’s contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered; however, the period between invoicing and when payment is due is not significant.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2022	2021
Cash and cash equivalents	$125.0	$208.5
Restricted cash	5.0	5.0
Restricted cash - Asbestos	141.9	104.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$271.9	$318.4

4.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Trade receivables	$336.4	$296.7
Income taxes receivable	29.8	25.4
Other receivables and advances	35.6	17.2
Provision for doubtful trade receivables	(3.4)	(6.1)
Total accounts and other receivables	$398.4	$333.2
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2022	2021	2020
Balance at beginning of period	$6.1	$4.4	$2.9
Adjustment to provision	(2.2)	3.1	1.7
Write-offs, net of recoveries	(0.5)	(1.4)	(0.2)
Balance at end of period	$3.4	$6.1	$4.4

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

5.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Finished goods	$187.3	$149.9
Work-in-process	16.2	17.9
Raw materials and supplies	82.1	60.4
Provision for obsolete finished goods and raw materials	(5.9)	(9.9)
Total inventories	$279.7	$218.3

6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe Building Products
Balance - 31 March 2020	$196.9
Foreign exchange impact	12.4
Balance - 31 March 2021	$209.3
Foreign exchange impact	(9.8)
Balance - 31 March 2022	$199.5

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	31 March
(Millions of US dollars)	2022	2021
Tradenames	$115.0	$120.6
Other	7.4	7.4
Total	$122.4	$128.0

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following are the net carrying amount of amortizable intangible assets:

	Year Ended 31 March 2022
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$52.9	$(12.5)	$40.4
Total	$52.9	$(12.5)	$40.4

	Year Ended 31 March 2021
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$55.2	$(9.3)	$45.9
Other	10.9	(10.9)	—
Total	$66.1	$(20.2)	$45.9
The amortization of intangible assets was US$3.5 million, US$2.6 million and US$3.1 million for the fiscal years ended 31 March 2022, 2021 and 2020, respectively.
At 31 March 2022, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2023	$4.1
2024	$4.4
2025	$4.6
2026	$4.7
2027	$5.0

7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Land	$83.6	$85.2
Buildings	530.6	512.8
Machinery and equipment	1,880.0	1,775.5
Construction in progress	167.9	91.8
Property, plant and equipment, at cost	2,662.1	2,465.3
Less accumulated depreciation	(1,205.1)	(1,093.0)
Property, plant and equipment, net	$1,457.0	$1,372.3
Depreciation expense for the fiscal years ended 31 March 2022, 2021 and 2020 was US$155.6 million, US$129.6 million and US$125.4 million, respectively.
The amount of capitalized interest was US$1.9 million and US$9.5 million for the years ended 31 March 2022 and 2021, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Impairment of Property, Plant & Equipment
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. The following table summarizes the impairment charges:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$0.4	$2.0	$44.0
Asia Pacific Fiber Cement	—	—	15.0
Europe Building Products	—	—	5.5
	$0.4	$2.0	$64.5
Charges recorded to Restructuring expenses
North America Fiber Cement segment
For the fiscal year ended 31 March 2020, impairment charges of US$41.2 million were recorded in the North America Fiber Cement segment. Included in this total is US$12.0 million related to the Company's decision to shut down its Summerville, South Carolina facility. This decision resulted from the potential impact of COVID-19 on future fiber cement sales volume. Assets were grouped and evaluated for impairment at the level for which there are identifiable cash flows, which in the case of the Summerville plant included the manufacturing equipment, land, building and right of use assets. In accordance with the applicable accounting guidance, the Company recorded an impairment charge for the difference between the carrying value of the asset group of US$22.1 million and the fair value, based on a third party appraisal of land and buildings, less costs to sell of US$10.1 million.
The remaining impairment charges of US$29.2 million is related to a variety of non-core assets located at four plants across the network which will no longer be used and will be disposed. Due to the unique nature of the non-core fixed assets and the lack of history of selling manufacturing assets, management believes that there will be no future cash flows nor salvage value related to these assets and fully impaired them as of 31 March 2020.
Asia Pacific Fiber Cement segment
For the fiscal year ended 31 March 2020, the Company recorded impairment charges of US$14.0 million in the Asia Pacific Fiber Cement segment due to the decision to shift to an import sales model rather than continue manufacturing in New Zealand, and US$1.0 million due to its decision to exit the James Hardie Systems business on the determination that it no longer fits within the Company's core business. The US$14.0 million charge relates to the full write-down of most of the machinery and equipment at the Penrose plant and the related excess spare parts which will not be utilized prior to shutdown. All the equipment and spare parts are unique to the Company and have immaterial resale or salvage values. The remaining net book value of the Penrose plant’s assets at 31 March 2020 is US$2.6 million.
Europe Building Products segment
For the fiscal year ended 31 March 2020, impairment charges of US$5.5 million were recorded in the Europe Building Products segment relating to a variety of non-core assets which no longer provide economic benefit to the Company.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Charges recorded to Cost of goods sold
Other impairment charges in the North America Fiber Cement segment related to individual assets totaled US$0.4 million, US$2.0 million and US$2.8 million during fiscal years ended 31 March 2022, 2021 and 2020, respectively.
8. Leases
The Company's lease portfolio consists primarily of real estate, forklifts at its manufacturing facilities and a fleet of vehicles primarily for sales representatives. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.
The following table represents the Company's ROU assets and lease liabilities:

	31 March
(Millions of US dollars)	2022	2021
Assets:
Operating leases, net	$57.8	$46.4
Finance leases, net	2.3	2.7
Total right-of-use assets	$60.1	$49.1

Liabilities:
Operating leases:
Current	$12.5	$7.8
Non-Current	63.1	53.3
Total operating lease liabilities	$75.6	$61.1

Finance leases:
Current	$1.1	$1.0
Non-Current	1.5	1.9
Total finance lease liabilities	$2.6	$2.9

Total lease liabilities	$78.2	$64.0

The following table represents the Company's lease expense:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Operating leases	$21.6	$17.0	$18.4
Short-term leases	1.7	2.1	1.0
Variable leases	—	—	0.1
Finance leases	1.0	0.9	0.3
Interest on lease liabilities	0.1	0.1	0.1
Total lease expense	$24.4	$20.1	$19.9

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The weighted-average remaining lease term of the Company's leases is as follows:

	31 March
(In Years)	2022	2021
Operating leases	8.0	7.8
Finance leases	3.2	3.5

The weighted-average discount rate of the Company's leases is as follows:

	31 March
	2022	2021
Operating leases	4.3%	4.6%
Finance leases	4.1%	4.5%
The following are future lease payments for non-cancellable leases at 31 March 2022:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2023	$14.6	$1.1	$15.7
2024	15.7	0.6	16.3
2025	11.3	0.5	11.8
2026	9.5	0.3	9.8
2027	5.7	—	5.7
Thereafter	37.4	—	37.4
Total	$94.2	$2.5	$96.7
Less: imputed interest			18.5
Total lease liabilities			$78.2
Supplemental cash flow and other information related to leases were as follows:

	Years Ended 31 March
(Millions of US dollars)	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$23.8	$19.2
Operating cash flows used for finance leases	0.1	0.1
Financing cash flows used for finance leases	1.0	0.8
Non-cash ROU assets obtained in exchange for new lease liabilities	31.8	26.0
Non-cash remeasurements reducing ROU assets and lease liabilities	1.3	(5.1)

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

9.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Trade creditors	$273.6	$174.0
Accrued interest	4.6	4.5
Accrued customer rebates	126.2	80.0
Other creditors and accruals	53.6	48.5
Total accounts payable and accrued liabilities	$458.0	$307.0

10.  Long-Term Debt

	31 March
(Millions of US dollars)	2022	2021
Senior unsecured notes:
Principal amount 3.625% notes due 2026 (€400.0 million)	$446.4	$468.3
Principal amount 5.000% notes due 2028	400.0	400.0
Total	846.4	868.3

Unsecured revolving credit facility	40.0	—

Unamortized debt issuance costs:	(9.1)	(9.7)
Total Long-term debt	$877.3	$858.6

Weighted average interest rate of Long-term debt	4.2%	4.3%
Weighted average term of available Long-term debt	5.0 years	4.5 years

Fair value of Senior unsecured notes (Level 1)	$845.1	$904.7
Senior Unsecured Notes

2025 Senior Unsecured Notes
On 15 January 2021, the Company redeemed US$400.0 million aggregate principal amount of its 4.750% senior notes due 2025 (the “2025 Notes”) and recorded a loss on early debt extinguishment of US$13.1 million, which included US$9.5 million of call redemption premiums and US$3.6 million of unamortized financing costs associated with these notes.
On 18 January 2021, the 2025 Notes were delisted from the Global Exchange Market which is operated by Euronext Dublin.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Unsecured Revolving Credit Facility

In December 2021, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a new US$600.0 million revolving credit facility with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The size of the revolving credit facility may be increased by up to US$250.0 million through the exercise of an accordion option. The revolving credit facility, which will mature in December 2026 and may be extended for two additional one year terms, replaces the prior credit facility agreement of US$500.0 million which was scheduled to mature in December 2022. Debt issuance costs in connection with the revolving credit facility will be amortized as interest expense over the stated term of five years.
Borrowings under the revolving credit facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. Included in the revolving credit facility is a benchmark provision for the migration from LIBOR, which will be in effect no later than June 2023. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans.
Guarantees and Compliance
The indenture governing the senior unsecured notes contain covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2022, the Company was in compliance with all of its requirements under the indenture related to the senior unsecured notes.

The senior unsecured notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.
The revolving credit facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. At 31 March 2022, the Company was in compliance with all covenants contained in the revolving credit facility agreement.
The revolving credit facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
Off Balance Sheet Arrangements
As of 31 March 2022, the Company had a total borrowing base capacity under the revolving credit facility of US$600.0 million with outstanding borrowings of US$40.0 million, and US$7.5 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$552.5 million of available borrowing capacity under the revolving credit facility.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

11.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2022	2021	2020
Balance at beginning of period	$39.6	$42.4	$46.6
Increase in accrual	1.9	2.4	0.8
Settlements made in cash or in kind	(3.8)	(5.2)	(5.0)
Balance at end of period	$37.7	$39.6	$42.4

12.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 1.
Asbestos Adjustments loss
The Asbestos adjustments loss included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Change in estimates:
Change in actuarial estimate - asbestos liability	$145.6	$33.0	$133.8
Change in actuarial estimate - insurance receivable	(5.3)	(2.0)	(5.7)
Change in estimate - AICF claims-handling costs	0.6	1.5	(0.1)
Subtotal - Change in estimates	140.9	32.5	128.0
Effect of foreign exchange on Asbestos net liabilities	(13.2)	123.0	(69.0)
Loss (gain) on foreign currency forward contracts	5.3	(11.7)	(0.8)
Other	(1.3)	0.1	—
Asbestos adjustments loss	$131.7	$143.9	$58.2
Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2022. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarial estimated future cash flows.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2022:

	Year Ended 31 March 2022
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,213.8	1,622.3
Central Estimate – Undiscounted but Inflated	1,499.1	2,003.6
Central Estimate – Undiscounted and Uninflated	1,040.0	1,389.9
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2022.
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2073, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.
The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.
A sensitivity analysis was performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is directly related to the discounted but inflated central estimate and the undiscounted but inflated central estimate. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The following table summarizes the results of the analysis:

	As of 31 March 2022
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	932.8	1,246.7
Discounted (but inflated) - High	1,914.8	2,559.1

Undiscounted (but inflated) - Low	1,131.5	1,512.2
Undiscounted (but inflated) - High	2,471.2	3,302.8

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2022	2021	2020	2019	2018
Number of open claims at beginning of period	360	393	332	336	352
Number of new claims
Direct claims	411	392	449	430	422
Cross claims	144	153	208	138	140
Number of closed claims	550	578	596	572	578
Number of open claims at end of period	365	360	393	332	336
Average settlement amount per settled claim	A$314,000	A$248,000	A$277,000	A$262,000	A$253,000
Average settlement amount per case closed [1]	A$282,000	A$225,000	A$245,000	A$234,000	A$217,000

Average settlement amount per settled claim	US$232,000	US$178,000	US$189,000	US$191,000	US$196,000
Average settlement amount per case closed [1]	US$208,000	US$162,000	US$167,000	US$171,000	US$168,000
[1] The average settlement amount per case closed includes nil settlements.
During fiscal year 2022, mesothelioma claims reporting activity was 1% above actuarial expectations and 3% unfavorable compared to the prior corresponding period. Average claim sizes were higher than expectations for direct claims and lower than expectations for cross claims. Net cash outflow was 1% below actuarial expectations.
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2022:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2021	$(1,135.8)	$49.5	$131.5	$(1.9)	$(956.7)	$367.4	$35.2	$(554.1)
Asbestos claims paid[1]	117.6	—	(117.6)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	248.5	—	248.5	—	—	248.5
AICF claims-handling costs incurred (paid)	1.2	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.3)	—	(1.3)	—	—	(1.3)
Change in actuarial estimate	(145.6)	5.3	—	—	(140.3)	—	—	(140.3)
Change in claims handling cost estimate	(0.6)	—	—	—	(0.6)	—	—	(0.6)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	42.3	—	42.3
Insurance recoveries	—	(8.3)	8.3	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(43.3)	8.4	(34.9)
Other movements	—	—	(7.4)	1.0	(6.4)	0.1	—	(6.3)
Effect of foreign exchange	19.5	(0.8)	0.8	(0.2)	19.3	(6.4)	0.3	13.2
Closing Balance - 31 March 2022	$(1,143.7)	$45.7	$261.6	$(1.1)	$(837.5)	$360.1	$43.9	$(433.5)
___________
1Claims paid of US$117.6 million reflects A$159.1 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$157.5 million (US$117.8 million based on the exchange rate at 31 March 2022) to AICF during the fiscal year ending 31 March 2023.
During the fiscal years ended 31 March 2022, 2021 and 2020, the Company contributed US$248.5 million (A$328.2 million), US$153.3 million (A$220.9 million) and US$108.9 million (A$156.7 million), respectively, to AICF.
Restricted Short-Term Investments
AICF invests its excess cash in time deposits, which are classified as available-for-sale investments until maturity. The following table represents the investments entered into or maturing during the fiscal year ended 31 March 2022:

Date Invested	Maturity Date	Interest Rate	A$ Millions
January 2022	25 January 2024	1.41%	30.0
January 2022	25 January 2023	0.79%	100.0
October 2021	6 October 2023	0.60%	30.0
October 2020	2 July 2021	0.59%	35.0

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

At 31 March 2022, AICF’s short-term investments were revalued resulting in a mark-to-market fair value adjustment of nil.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$239.4 million, based on the exchange rate at 31 March 2022). The AICF Loan Facility is guaranteed by the Former James Hardie Companies and is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. At 31 March 2022 and 2021, AICF had no amounts outstanding under the AICF Loan Facility.
13.  Derivative Instruments
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
Derivative Balances
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2022 and 2021:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2022		31 March 2021
Derivatives not accounted for as hedges	31 March 2022	31 March 2021	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$251.0	$456.1	$2.0	$1.9	$5.5	$8.3
The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's consolidated statements of operations and comprehensive income as follows:

	31 March
(Millions of US dollars)	2022	2021	2020
Asbestos adjustments loss (gain)	$5.3	$(11.7)	$(0.8)
Selling, general and administrative expenses	(2.1)	7.2	1.3
Total loss (gain)	$3.2	$(4.5)	$0.5

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

14.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand weathertightness claims as described in these consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.

In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, two of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court set an appeal hearing date in August 2022 scheduled for 10-days. The Company anticipates the appellate court to issue its decision no sooner than December 2022. As of 31 March 2022, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 31 March 2022, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The other two claims filed in 2015 were resolved in the Company’s favor. The litigation known as “The Hub” was voluntarily discontinued by the plaintiffs. The “White litigation” was settled on 3 August 2021 on terms favorable to the Company.

The resolution of one or more of the litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.

Readers are referred to Note 1 for further information related to our policies related to asserted and unasserted claims.

Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Income before income taxes:
Domestic	$295.0	$241.9	$209.6
Foreign	348.1	170.1	78.4
Income before income taxes:	$643.1	$412.0	$288.0
Income tax expense:
Current:
Domestic	$44.4	$38.5	$31.1
Foreign	53.9	(8.6)	(39.8)
Current income tax expense (benefit)	98.3	29.9	(8.7)
Deferred:
Domestic	9.4	1.4	4.5
Foreign	76.3	117.9	50.7
Deferred income tax expense	85.7	119.3	55.2
Total income tax expense	$184.0	$149.2	$46.5

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Income tax expense computed at the statutory tax rates	$109.7	$58.1	$38.7
US state income taxes, net of the federal benefit	9.2	8.0	5.7
Asbestos - effect of foreign exchange	(3.5)	36.8	(20.9)
Expenses not deductible	1.9	2.0	5.5
Stock and executive compensation	(0.8)	5.5	1.7
Foreign taxes on domestic income	55.2	49.8	43.5
Prior year tax adjustments	(1.2)	(5.9)	0.4
Taxes on foreign income	9.9	1.6	(2.7)
US net operating loss carryback	—	(4.9)	(25.5)
Other items	3.6	(1.8)	0.1
Total income tax expense	$184.0	$149.2	$46.5
Effective tax rate	28.6%	36.2%	16.1%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Deferred tax assets:
Intangible assets	$958.2	$1,038.7
Asbestos liability	360.1	367.4
Tax credit carryforwards	118.7	122.1
Other provisions and accruals	73.3	62.2
Net operating loss carryforwards	66.2	61.0
Total deferred tax assets	1,576.5	1,651.4
Valuation allowance	(261.2)	(262.7)
Total deferred tax assets net of valuation allowance	1,315.3	1,388.7
Deferred tax liabilities:
Depreciable and amortizable assets	(164.0)	(151.7)
Other	(59.0)	(49.1)
Total deferred tax liabilities	(223.0)	(200.8)
Total deferred taxes, net	$1,092.3	$1,187.9
At 31 March 2022, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of US$66.2 million, that are available to offset future taxable income in the respective jurisdiction. Carry-forwards in Australia, New Zealand and Europe are not subject to expiration.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2022, the Company recognized a tax deduction of US$144.8 million (A$195.8 million) for the current year relating to total contributions to AICF of US$715.9 million (A$979.1 million) incurred in tax years 2018 through 2022.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2022, the Company had foreign tax credit carry-forwards of US$113.9 million that are available to offset future taxes payable and against which there is a 100% valuation allowance. The Company also had US tax credit carry-forwards of US$4.8 million that are available to offset future taxes payable which expire between tax years 2022 through 2025, and against which there is a partial valuation allowance of US$4.0 million.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2022. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
During the fiscal year ended 31 March 2022, total income tax and withholding tax paid, net of refunds received, was US$92.7 million.
The US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2021 and 2020 to the prior five tax years. The Company has utilized and intends to further utilize these carryback provisions to obtain tax refunds. At 31 March 2022, the Company recorded current taxes receivable of US$29.6 million.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. Due to the size and nature of its business, the Company is subject to ongoing audits and reviews by taxing jurisdictions on various tax matters, including by the Australian Taxation Office in Australia and the Internal Revenue Service ("IRS") in the US. The Company is no longer subject to general tax examinations in Ireland for the tax years prior to tax year 2018, Australia for tax years prior to tax year 2016 and in the US for tax years prior to tax year 2014.
Unrecognized Tax Benefits
For the fiscal years ended 31 March 2022, 2021, and 2020, the total amount of penalties and interest recorded in Income tax expense related to unrecognized tax benefits were immaterial. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets. At 31 March 2022, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate were US$0.7 million.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Liability Awards	$3.2	$21.7	$2.8
Equity Awards	9.0	18.0	10.3
Total stock-based compensation expense	$12.2	$39.7	$13.1
As of 31 March 2022, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$10.4 million and will be recognized over an estimated weighted average amortization period of 1.5 years.
2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), which was amended and restated in August 2021 and approved by shareholders, the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units.
Long-Term Incentive Plan 2006
The Company’s shareholders approved the establishment of a Long-Term Incentive Plan in 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The Company determines the conditions or restrictions of any awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Currently, the plan only allows for RSUs to be granted under the LTIP.
The following table summarizes the Company’s shares available for grant as options, RSUs or other equity instruments under the LTIP and 2001 Plan:

Shares Available for Grant
Balance at 31 March 2020	22,944,379
Granted	(856,756)
Balance at 31 March 2021	22,087,623
Granted	(597,927)
Balance at 31 March 2022	21,489,696

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

RSUs
The Company estimates the fair value of RSUs on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the RSU vests.
The following table summarizes the Company’s RSU activity:

(Units)	Service Vesting (2001 Plan)	Performance Vesting (LTIP)	Market Conditions (LTIP)	Total	Weighted Average Fair Value at Grant Date (A$)
Outstanding at 31 March 2020	520,632	864,165	1,777,640	3,162,437	14.64
Granted	371,806	190,376	294,574	856,756	26.56
Vested	(245,385)	(174,356)	(722,156)	(1,141,897)	13.03
Forfeited	(53,567)	(153,897)	(63,136)	(270,600)	17.05
Outstanding at 31 March 2021	593,486	726,288	1,286,922	2,606,696	19.01
Granted	233,443	141,015	223,469	597,927	41.73
Vested	(313,641)	(248,202)	(565,878)	(1,127,721)	14.96
Forfeited	(98,613)	(327,397)	(450,480)	(876,490)	27.73
Outstanding at 31 March 2022	414,675	291,704	494,033	1,200,412	27.83
The following table includes the assumptions used for RSU grants (market condition) valued:

Vesting Condition:	Market	Market	Market	Market
	FY22	FY22	FY21	FY21
Date of grant	27 Aug 2021	9 Sep 2021	15 Sep 2020	5 Nov 2020
Dividend yield (per annum)	2.0%	2.0%	—%	1.3%
Expected volatility	40.0%	40.2%	39.2%	40.1%
Risk free interest rate	0.4%	0.4%	0.2%	0.2%
Expected life in years	3.0	2.9	2.9	2.8
JHX stock price at grant date (A$)	52.66	52.12	30.33	37.24
Number of restricted stock units	130,513	92,956	167,491	127,083
Scorecard LTI – CSUs
Under the terms of the LTIP, the Company grants scorecard LTI CSUs to executives and the vesting of awards is based on the individual's performance measured over a three year period against certain performance targets. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating.
The following represents the activity related to the CSUs:

	FY22	FY21
Granted	423,051	571,132
Vested	433,872	377,506
Cancelled	1,292,934	607,253
For the fiscal years ending 31 March 2022, 2021 and 2020, US$15.2 million, US$8.2 million and US$2.0 million, respectively, was paid in cash upon vesting of CSU units.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

17.  Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2022, 2021 and 2020:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount Paid	Announcement Date	Record Date	Payment Date
FY 2022 first half dividend	0.40	174.1	9 November 2021	19 November 2021	17 December 2021
FY 2021 special dividend	0.70	309.9	10 February 2021	19 February 2021	30 April 2021
FY 2020 first half dividend	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019

18.  Operating Segment Information and Concentrations of Risk
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments loss, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$2,551.3	$2,040.2	$1,816.4
Asia Pacific Fiber Cement	574.9	458.2	418.4
Europe Building Products	488.5	410.3	371.4
Other Businesses	—	—	0.6
Worldwide total	$3,614.7	$2,908.7	$2,606.8

	Operating Income Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$741.2	$585.5	$429.3
Asia Pacific Fiber Cement	160.8	124.8	58.5
Europe Building Products	62.9	37.6	11.2
Research and Development	(34.4)	(28.9)	(27.0)
Segments total	930.5	719.0	472.0
General Corporate	(247.9)	(246.2)	(129.5)
Total operating income	682.6	472.8	342.5

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$114.4	$89.1	$88.7
Asia Pacific Fiber Cement	13.6	13.9	12.7
Europe Building Products	29.8	28.0	25.6
Other Businesses	—	—	0.2
General Corporate	2.8	2.8	3.2
Research and Development	1.2	1.2	1.1
Total	$161.8	$135.0	$131.5

	Total Identifiable Assets 31 March
(Millions of US dollars)	2022	2021
North America Fiber Cement	$1,434.8	$1,273.9
Asia Pacific Fiber Cement	429.1	371.0
Europe Building Products	745.2	762.1
Research and Development	13.5	10.3
Segments total	2,622.6	2,417.3
General Corporate [1]	1,620.6	1,671.7
Worldwide total	$4,243.2	$4,089.0

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America [2]	$2,551.3	$2,040.2	$1,817.0
Australia	391.7	321.9	290.4
Germany	165.0	143.0	135.7
New Zealand	115.9	81.9	72.2
Other Countries [3]	390.8	321.7	291.5
Worldwide total	$3,614.7	$2,908.7	$2,606.8

		Total Identifiable Assets 31 March
(Millions of US dollars)		2022	2021
North America [2]		$1,442.7	$1,279.4
Australia		314.4	256.7
Germany		503.7	527.6
New Zealand		48.9	46.3
Other Countries [3]		312.9	307.3
Segments total		2,622.6	2,417.3
General Corporate [1]		1,620.6	1,671.7
Worldwide total		$4,243.2	$4,089.0
____________
1Included in General Corporate are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes and Asbestos-related assets.
2The amounts disclosed for North America are substantially all related to the USA.
3Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.
Research and development expenditures are expensed as incurred and are summarized by segment in the following table. Research and development segment operating income also includes Selling, general and administrative expenses of US$4.1 million, US$2.9 million and US$3.0 million in fiscal years 2022, 2021 and 2020, respectively.

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$5.3	$5.6	$5.3
Asia Pacific Fiber Cement	1.5	1.1	1.8
Europe Building Products	0.9	1.6	1.7
Research and Development	30.3	26.0	24.0
	$38.0	$34.3	$32.8

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following represents the Asset impairments by segment for the fiscal year ended 31 March 2020:

(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	General Corporate	Total
Property, plant and equipment [1]	$41.2	$15.0	$5.5	$—	$61.7
Right-of-use assets [2]	—	11.2	—	—	11.2
Intangible assets	—	—	—	1.4	1.4
Inventories [3]	—	2.9	—	—	2.9
Goodwill	—	0.2	—	—	0.2
Asset Retirement Obligations [4]	—	5.8	—	—	5.8
Other	—	1.2	—	—	1.2
	$41.2	$36.3	$5.5	$1.4	$84.4

____________
1Excludes US$2.8 million of impairment charges in North America Fiber Cement segment on individual assets that were included in Cost of goods sold. Refer to Note 7 for further details.
2Relates to the closure of the Penrose, New Zealand plant.
3The US$2.9 million charge primarily relates to the estimated costs associated with pallets and raw materials, with the closing of the New Zealand plant and exit of James Hardie Systems.
4The total Asset Retirement Obligation balance at 31 March 2020 of US$8.0 million is recorded in the Asia Pacific Fiber Cement segment in Other liabilities - non-current and relates to the New Zealand plant. This balance is inclusive of the impairment amount above.
Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. The Company has one customer who has contributed greater than 10% of net sales in each of the past three fiscal years. The following represents net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2022		2021		2020
Customer A	$418.3	12.0%	$347.3	12.0%	$306.0	12.0%
Approximately 33%, 33% and 34% of the Company’s net sales in fiscal year 2022, 2021 and 2020, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
19.  Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is comprised of the following at 31 March 2022:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain (Loss)	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2021	$0.2	$0.4	$(7.2)	$(6.6)
Other comprehensive (loss) gain	—	(0.7)	(14.7)	(15.4)
Balance at 31 March 2022	$0.2	$(0.3)	$(21.9)	$(22.0)

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

20. Employee Benefit Plan

In the United States, the Company sponsors a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”) which is a tax-qualified retirement and savings plan covering all US employees, including the Senior Executive Officers, subject to certain eligibility requirements. In addition, the Company matches employee's contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

For the fiscal years ended 31 March 2022, 2021 and 2020, the Company made matching contributions of US$14.1 million, US$11.1 million and US$11.1 million, respectively.

In January 2021, the Company established a deferred compensation plan for its executives whereby the plan assets are held in a rabbi trust. The deferred compensation is funded to the rabbi trust which holds investments directed by the participants and are accounted for as held for sale. The Company will match up to a maximum of the first 6% of an employee's eligible compensation that would not be eligible in the 401(k) Plan due to IRS contribution limits so long as the participant defers eligible compensation to the deferred compensation plan. As of 31 March 2022, the assets held in trust and related deferred compensation liability recorded in the accompanying consolidated balance sheets are immaterial.